     As filed with the Securities and Exchange Commission on June 14, 2005
                                            1933 Act Registration No. 333-XXXXXX
                                             1940 Act Registration No. 811-09257
                                                              CIK No. 0001081039
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM N-6
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             REGISTRATION STATEMENT
                                      UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                                   ----------

                      LLANY SEPARATE ACCOUNT S FOR FLEXIBLE
                         PREMIUM VARIABLE LIFE INSURANCE
                           (Exact Name of Registrant)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                            (Exact Name of Depositor)

                                   ----------

               100 Madison Street, Suite 1860, Syracuse, NY 13202
              (Address of Depositor's Principal Executive Offices)

                Depositor's Telephone Number, including Area Code
                                 (315) 428-8400

                                   ----------

           Robert O. Sheppard,                           Copy To:
                 Esquire                         Lawrence A. Samplatsky,
          Lincoln Life & Annuity                         Esquire
           Company of New York                     The Lincoln National
            100 Madison Street                    Life Insurance Company
                Suite 1860                          350 Church Street
            Syracuse, NY 13202                   Hartford, CT 06103-1106
           (Name and Address of
            Agent for Service)

            Approximate date of proposed public offering: Continuous Indefinite Number of Units of Interest in Variable Life Insurance Contracts
                     (Title of Securities Being Registered)

                                   ----------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

================================================================================

LLANY Separate Account S for Flexible Premium Variable Life Insurance Lincoln Life & Annuity Company of New York

Home Office Location:
100 Madison Street
Suite 1860
Syracuse, NY 13202
(888) 223-1860

Administrative Office:
Lincoln Corporate Specialty Markets
350 Church Street - MSM1
Hartford, CT 06103-1106
(877) 533-0117

--------------------------------------------------------------------------------
               A Flexible Premium Variable Life Insurance Policy
--------------------------------------------------------------------------------
     This prospectus describes Lincoln Corporate Variable 5, a flexible premium variable life insurance contract (the "policy"), offered by Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our"). This corporate-owned policy provides for a death benefit on an employee or other individual in whom the corporate owner has an insurable interest, and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.



     The policy described in this prospectus is available only in New York.


     You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account S ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. The policy features the Elite Series of funds (the "funds"), offered through the following fund families. Comprehensive information on the funds offered may be found in the funds prospectus which is furnished with this prospectus.
                  o AllianceBernstein Variable Products Series Fund, Inc.

                  o American Century Investments Variable Portfolios, Inc.

                  o American Funds Insurance Series

                  o Baron Capital Funds Trust

                  o Delaware VIP Trust

                  o Fidelity Variable Insurance Products

                  o Franklin Templeton Variable Insurance Products Trust

                  o Janus Aspen Series

                  o Lincoln Variable Insurance Products Trust

                  o MFS (Reg. TM) Variable Insurance Trust

                  o Neuberger Berman Advisers Management Trust

                  o Scudder Investments VIT Funds



Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.



To be valid, this prospectus must have the current funds' prospectuses with it. Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.




                          Prospectus Dated: __________

                                 Table of Contents




Contents                                                Page
-------------------------------------------------      -----
POLICY SUMMARY ..................................         3
    Benefits of Your Policy .....................         3
    Risks of Your Policy ........................         3
    Charges and Fees ............................         3
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
  THE GENERAL ACCOUNT ...........................         7
    Principal Underwriter .......................         7
    Fund Participation Agreements ...............         7
    Distribution of the Policies and
      Compensation ..............................         8
    Funds .......................................         8
    Fund Withdrawal and Substitution ............        11
    Voting Rights ...............................        11
POLICY CHARGES AND FEES .........................        11
    Premium Load; Net Premium Payment ...........        12
    Surrender Charges ...........................        13
    Partial Surrender Fee .......................        13
    Fund Transfer Fee ...........................        13
    Mortality and Expense Risk Charge ...........        13
    Cost of Insurance Charge ....................        13
    Administrative Fee ..........................        14
    Policy Loan Interest ........................        14
    Rider Charges ...............................        14
    Case Exceptions .............................        14
YOUR INSURANCE POLICY ...........................        15
    Application .................................        16
    Owner .......................................        16
    Right-to-Examine Period .....................        16
    Initial Specified Amount ....................        16
    Transfers ...................................        17
    Market Timing ...............................        17
    Automatic Rebalancing .......................        18
    Riders ......................................        18
    Continuation of Coverage ....................        24


Contents                                                Page
-------------------------------------------------      -----
    Paid-Up Nonforfeiture Option ................        24
    Coverage Beyond Maturity ....................        24
    Termination of Coverage .....................        25
    State Regulation ............................        25
PREMIUMS ........................................        25
    Allocation of Net Premium Payments ..........        25
    Planned Premiums; Additional Premiums .......        26
    Life Insurance Qualification ................        26
    Policy Values ...............................        26
DEATH BENEFITS ..................................        27
    Death Benefit Options .......................        28
    Changes to the Initial Specified Amount and
      Death Benefit Options .....................        28
    Death Benefit Proceeds ......................        29
POLICY SURRENDERS ...............................        29
    Partial Surrender ...........................        30
POLICY LOANS ....................................        30
POLICY LAPSE ....................................        31
    Reinstatement of a Lapsed Policy ............        31
TAX ISSUES ......................................        31
    Taxation of Life Insurance Contracts in
      General ...................................        32
    Policies Which Are MECs .....................        33
    Policies Which Are Not MECs .................        33
    Other Considerations ........................        34
    Fair Value of Your Policy ...................        34
    Tax Status of Lincoln Life ..................        34
RESTRICTIONS ON FINANCIAL
  TRANSACTIONS ..................................        35
LEGAL PROCEEDINGS ...............................        35
FINANCIAL STATEMENTS ............................        35
CONTENTS OF THE STATEMENT OF
  ADDITIONAL INFORMATION ........................        36

2

POLICY SUMMARY


Benefits of Your Policy
Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment choices within your policy. With the wide variety of investment options available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. You should refer to each fund prospectus for comprehensive information on each fund. You may also use the Fixed Account to fund your policy.



Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's objective and risk is found in each fund's prospectus. You should review these prospectuses before making your investment decision.

Unsuitable for Short-Term Investment. This policy is intended for long-term financial planning, and is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. Outstanding policy loans increase the risk of lapse.

Decreasing Death Benefit. Any outstanding policy loans and any amount that you have surrendered or withdrawn will reduce your policy's death benefit.

Adverse Consequences of Early Surrender. Partial surrenders may reduce the policy value and death benefit. Full or partial surrenders may result in tax consequences, and may increase the risk of lapse.

Adverse Tax Consequences. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.



Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.


                                                                               3

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer invested amounts between Sub-Accounts.



                                              Table I: Transaction Fees
                                         When Charge                                       Amount
         Charge                          is Deducted                                      Deducted
 Maximum sales charge         When you pay a premium.                5.0% of each premium payment.
 imposed on premiums
 Premium Tax                  When you pay a premium.                A maximum of 5.0% of each premium payment.
 Deferred Acquisition         When you pay a premium.                1.0% of each premium payment.
 Charge (DAC tax)
 Surrender Charge             Upon full surrender of your            There is no charge for surrendering your policy.
                              policy.
 Partial Surrender Fee        When you take a partial                There is no charge for a partial surrender.
                              surrender of your policy.
 Fund Transfer Fee            Applied to any transfer request        Guaranteed not to exceed $25.
                              in excess of 24 made during
                              any Insured Employee
                              Coverage Duration, after the
                              first 18 months from the date
                              of issue of the policy.

4

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.



                    Table II: Periodic Charges Other Than Fund Operating Expenses
                                 When Charge                             Amount
          Charge                 is Deducted                            Deducted
 Cost of Insurance*             Monthly
  Minimum and                                      The monthly cost of insurance rates for standard
  Maximum Charge                                   issue individuals ranges from a guaranteed
                                                   minimum of $0.00 per $1,000 per month to a
                                                   guaranteed maximum of $83.33 per $1,000 per
                                                   month of net amount at risk.

                                                   Individuals with a higher mortality risk than
                                                   standard issue individuals can be charged from
                                                   125% to 800% of the standard rate.
  Charge for a                                     For a male or female, age 45, nonsmoker, the
  Representative Insured                           guaranteed maximum monthly cost of insurance
  Employee                                         rate is $0.38 per $1,000 of net amount at risk.
 Mortality and Expense          Monthly            Monthly charge as a percentage of the value of
 Risk Charge ("M&E")                               the Sub-Accounts, guaranteed at an effective
                                                   annual rate of 0.50%.
 Administrative Fee*            Monthly            A flat fee of $10 per month in all years.1
  Minimum and                                      There is an additional monthly charge ranging
  Maximum Charge                                   from a minimum of $0.10 per $1,000 of initial
                                                   specified amount or increase in specified
                                                   amount to a maximum of $4.00 per $1,000 of
                                                   initial specified amount or increase in specified
                                                   amount.
  Charge for a                                     For a male or female age 45, the maximum
  Representative Insured                           additional monthly charge is $0.70 per $1,000 of
                                                   specified amount.
 Policy Loan Interest           Annually           The annual rate charged against the loan balance
                                                   will be the greater of 3.5%, or Moody's
                                                   Investors Service, Inc. Corporate Bond Yield
                                                   Average - Monthly Average Corporates for the
                                                   calendar month which ends two months prior to
                                                   the policy anniversary.

1 Currently $6 per month.

                                                                               5


              Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
                                 When Charge                             Amount
          Charge                 is Deducted                            Deducted
 Rider Charges                                     Individualized based on optional Rider(s)
                                                   selected.
 Term Insurance Rider*          Monthly
  Minimum and                                      The monthly cost of insurance rates for standard
  Maximum Charge                                   issue individuals ranges from a guaranteed
                                                   minimum of $0.00 per $1,000 per month to a
                                                   guaranteed maximum of $83.33 per $1,000 per
                                                   month of net amount at risk.

                                                   Individuals with higher mortality risk than
                                                   standard issue individuals can be charged from
                                                   125% to 800% of the standard rate.
  Charge for a                                     For a male or female, age 45, nonsmoker, the
  Representative Insured                           guaranteed maximum monthly cost of insurance
  Employee                                         rate is $0.38 per $1,000 of net amount at risk.
 Load Amortization Rider        Monthly            Monthly charge as a percentage of the total
                                                   account value for the first 20 years from date of
                                                   issue, guaranteed at an effective annual rate of
                                                   2.0%.
 Enhanced Surrender             N/A                There is no charge for this rider.
 Value Rider
 Adjustable Benefit             N/A                There is no charge for this rider.
 Enhancement Rider
 Change of Insured Rider        N/A                There is no charge for this rider.

* These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.


Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the funds that you may pay during the time you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.



 Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund
                                     assets)
            Total Annual Operating Expense                  Minimum        Maximum
 Total management fees, distribution and/or service         0.29%         3.88% 2
 (12b-1) fees, and other expenses.

2 Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 2.77%. These waivers and reductions generally extend through April 30, 2006 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.


6

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
Lincoln Life & Annuity Company of New York (Lincoln Life) (EIN 16-1505436) is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company (LNLIC), an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. LNLIC is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.

LLANY Separate Account S for Flexible Premium Variable Life Insurance (Separate Account) is a separate account of the Company which was established on March 2, 1999. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." Any changes in the investment policy of the Separate Account must be approved by the New York Insurance Department.

Your policy may also be funded in whole or in part through the Fixed Account. In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account.



Principal Underwriter

Lincoln Financial Advisors (LFA) is the principal underwriter for the policies, which are offered continuously. The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFA received $621,637 in 2004 and $684,021 in 2003 for the sale of policies offered through the Separate Account. LFA retains no underwriting commissions from the sale of the policies.



Fund Participation Agreements

In order to make the funds available, Lincoln Life and LFA have entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, we must perform certain administrative services for the fund advisers or distributors. For these administrative functions, we may be compensated by the fund at annual rates of between 0.10% and 0.45% of the assets attributable to the policies. These percentages are negotiated and vary with each fund. Some funds may compensate us significantly more than other funds and the amount we receive may be substantial. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund's adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. The compensation may come from 12b-1 fees, or be paid by the advisers or distributors. The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs:
American Century Investments Variable Portfolios, Inc., American Funds Insurance Series, Baron Capital Funds Trust, Fidelity Variable Insurance Products and Janus Aspen Series.


                                                                               7

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.



Distribution of the Policies and Compensation

The policy may be sold by individuals who, in addition to being appointed as life insurance agents for the Company, are also registered representatives with broker-dealers who maintain selling agreements with us. Included among these broker-dealers are Lincoln Financial Advisors Corporation and Lincoln Financial Distributors, Inc., both of whom are our affiliates. Registered representatives may receive commission and service fees up to 45% of first year premium, plus up to 10% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on accumulation value. Registered representatives are also eligible for cash bonuses and "non cash compensation." The latter [as defined in NASD conduct Rule 2820] includes such things as office space, computers, club credit, prizes, awards, training and education meetings.

Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share their commission or expense reimbursement allowance with the registered representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices. All compensation is paid from our resources, which include fees and charges imposed on your policy.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.



Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the appropriate fund.

We select the funds offered through the policies based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund's investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may remove a fund or restrict allocation of additional purchase payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant policy owner assets. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other


8

variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each fund's prospectus carefully before making investment choices.

Additional funds may be made available as underlying investments. The right to select among funds will be limited by the terms and conditions imposed by the Company.

The funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.


AllianceBernstein Variable Products Series Fund, Inc., advised by Alliance Capital Management, L.P.

   o AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

   o AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

   o AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.


American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

   o Income and Growth Fund (Class I): Growth and income.

   o Inflation Protection Fund (Class II): Inflation protection.

   o International Fund (Class I): Capital appreciation.


American Funds Insurance Series, advised by Capital Research and Management Company.

   o Global Growth Fund (Class 2): Long-term growth.

   o Global Small Capitalization Fund (Class 2): Long-term growth.

   o Growth Fund (Class 2): Long-term growth.

   o Growth-Income Fund (Class 2): Growth and income.

   o High-Income Bond Fund (Class 2): High current income.

   o International Fund (Class 2): Long-term growth.

   o U.S. Government/AAA Rated Securities Fund (Class 2): High current income.


Baron Capital Funds Trust, advised by BAMCO, Inc.

   o Baron Capital Asset Fund (Insurance Shares): Maximum capital appreciation.


Delaware VIP Trust, advised by Delaware Management Company.

   o Capital Reserves Series (Standard Class): Current income.

   o Diversified Income Series (Standard Class): Total return.

   o Emerging Markets Series (Standard Class): Capital appreciation. (Subadvised by Mondrian Investment Partners Limited)

   o High Yield Series (Standard Class): Total return.

   o REIT Series (Standard Class): Total return.

   o Small Cap Value Series (Standard Class): Capital appreciation.

   o Trend Series (Standard Class): Capital appreciation.

                                                                               9

   o Value Series (Standard Class): Capital appreciation.


Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

   o Asset Manager Portfolio (Service Class): High total return.

   o Contrafund Portfolio (Service Class): Long-term capital appreciation.

   o Growth Portfolio (Service Class): Capital appreciation.

   o Mid Cap Portfolio (Service Class): Long-term growth.

   o Overseas Portfolio (Service Class): Long-term growth.


Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Templeton Global Advisors Limited for the Templeton Growth Securities Fund.

   o Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.


   o Templeton Global Income Securities Fund (Class 1): Total return.

   o Templeton Growth Securities Fund (Class 1): Long-term growth. (Subadvised by Templeton Asset Management Ltd.)


Janus Aspen Series, advised by Janus Capital Management LLC.

   o Flexible Bond Portfolio (Service Shares): Income.


Lincoln Variable Insurance Products Trust, advised by Delaware Management
     Company.

   o Aggressive Growth Fund (Standard Class): Maximum capital appreciation. (Subadvised by T. Rowe Price Associates, Inc.)

   o Bond Fund (Standard Class): Current income.

   o Capital Appreciation Fund (Standard Class): Long-term growth. (Subadvised by Janus Capital Management LLC)

   o Core Fund (Standard Class): Capital appreciation.
     (Subadvised by Salomon Brothers Asset Management Inc., a wholly-owned subsidiary of Citigroup Inc.)

   o Equity-Income Fund (Standard Class): Income.
     (Subadvised by Fidelity Management & Research Company)

   o Global Asset Allocation Fund (Standard Class): Total return.
     (Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global
AM))

   o Growth Fund (Standard Class): Long-term growth.
     (Subadvised by Mercury Advisors, a division of Merrill Lynch Investment Managers)

   o Growth and Income Fund (Standard Class): Capital appreciation.

   o Growth Opportunities Fund (Standard Class): Long-term growth. (Subadvised by Mercury Advisors, a division of Merrill Lynch Investment
Managers)

   o International Fund (Standard Class): Capital appreciation.
     (Subadvised by Mondrian Investment Partners Limited)

   o Money Market Fund (Standard Class): Preservation of capital.

   o Social Awareness Fund (Standard Class): Capital appreciation.

   o Aggressive Profile Fund (Standard Class): Capital appreciation. (Subadvised by Wilshire Associates Incorporated)

   o Conservative Profile Fund (Standard Class): Current income.
     (Subadvised by Wilshire Associates Incorporated)


10

   o Moderate Profile Fund (Standard Class): Total return.
     (Subadvised by Wilshire Associates Incorporated)

   o Moderately Aggressive Profile Fund (Standard Class): Growth and income. (Subadvised by Wilshire Associates Incorporated)


MFS (Reg. TM) Variable Insurance Trust, advised by Massachusetts Financial
     Services Company

   o Total Return Series (Initial Class): Growth and income.

   o Utilities Series (Initial Class): Growth and income.


Neuberger Berman Advisers Management Trust, advised by Neuberger Berman Management Inc., and subadvised by Neuberger Berman, LLC

   o Mid-Cap Growth Portfolio (I Class): Capital appreciation.

   o Regency Portfolio (I Class): Long-term growth.


Scudder Investments VIT Funds, advised by Deutsche Asset Management, Inc. and subadvised by Northern Trust Investments, Inc.

   o Equity 500 Index Fund (Class A): Capital appreciation.

   o Small Cap Index Fund (Class A): Capital appreciation.



Fund Withdrawal and Substitution

Lincoln Life may withdraw funds and substitute shares of other funds if:

1) the shares of any fund should no longer be available for investment by the Separate Account; or

2) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.



Voting Rights

The funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares of our Sub-Account invested in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.


POLICY CHARGES AND FEES
Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.


                                                                              11

The current charges for premium load and mortality and expense risk vary by specific criteria of your policy. These criteria include:

o the initial policy premium, and the total premiums expected to be paid,
o total assets under management with the Company,
o the purpose for which the policies are being purchased,
o the level of plan administration services required.

Differences in charges will not be unfairly discriminatory to any owners. Specific charges are shown on the policy specifications page.

In addition to policy charges, the investment adviser for each of the funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser, and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses). Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses is contained in each fund's prospectus.

The monthly deductions, including the cost of insurance charges, are deducted proportionately from the value of each of the Sub-Accounts and the Fixed Account. The monthly deductions are made on the "monthly deduction day," the date of issue and the same day of each month thereafter. If the day that would otherwise be a monthly deduction day is non-existent for that month, or is not a valuation day, then the monthly deduction day is the next valuation day.

If the value is insufficient to cover the current monthly deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.



Premium Load; Net Premium Payment

We deduct a portion from each premium payment. This amount, referred to as "premium load," covers a portion of the sales expenses incurred by the Company and certain policy-related state and federal tax liabilities. The premium payment, net of the premium load, is called the "net premium payment." Target premium is based on the maximum annual premium allowed under the Internal Revenue Code for a policy which is not a modified endowment contract, providing a death benefit equal to the specified amount and paying seven level, annual premiums. Insured Employee Coverage Duration is each twelve-month period, beginning on the date of issue of initial coverage on any Insured Employee. See the Tax Issues section later in this prospectus. The target premium is shown in the policy specifications.

Sales Charge.  The current sales charge ranges are:



                          Portion of Premium        Portion of Premium
  Insured Employee            Paid up to            Paid greater than
 Coverage Duration          Target Premium            Target Premium
-------------------      --------------------      -------------------
         1                      3.5%                      0.5%
         2                      3.0%                      0.5%
         3                      2.0%                      0.5%
        4-7                     1.0%                      0.5%
         8+                     0.5%                      0.5%

The sales charge is guaranteed to be no higher than 5.0% in any Insured Employee Coverage Duration.

Premium Tax. We deduct an explicit premium tax equal to state and municipal premium tax.

DAC Tax.  The Deferred Acquisition Charge is 1.0% of each premium payment.

For the purpose of calculating current and maximum premium loads, an increase in specified amount is treated as a newly issued policy.


12

If you have elected the Load Amortization Rider the premium load is not deducted from premium payments as long as the rider is in effect.



Surrender Charges

There are no surrender charges for your policy.



Partial Surrender Fee

There is no surrender charge or administrative fee imposed on partial surrenders.



Fund Transfer Fee

The Company reserves the right to charge $25 for each transfer after the twenty-fourth transfer per Insured Employee Coverage Duration, after the first 18 months from the date of issue of the policy.



Mortality and Expense Risk Charge

We assess a monthly mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the Insured Employee may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated.

Current mortality and expense risk charges, on an annualized basis, are within the ranges below, based on the level of average annual planned premium:



  Insured Employee        Annualized Mortality
 Coverage Duration        Expense Risk Charge
-------------------      ---------------------
        1-10                  0.10%-0.40%
       11-20                  0.10%-0.20%
    21 and after                 0.10%

The Company reserves the right to increase the mortality and expense risk charge if it believes that circumstances have changed so that current charges are no longer adequate. In no event will the charge exceed 0.50%.



Cost of Insurance Charge

A significant cost of variable life insurance is the "cost of insurance" charge. This charge is the portion of the monthly deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The cost of insurance charge depends on the policy duration, the age and underwriting category of the Insured Employee, and the current net amount at risk. The net amount at risk is the death benefit minus the policy value and it may vary with investment performance, premium payment patterns, and charges. The rate on which the monthly deduction for the cost of insurance is based will generally increase each Insured Employee Coverage Duration as the Insured Employee ages. Cost of insurance rates are generally lower for healthy individuals.

The cost of insurance is determined monthly. The cost is calculated by subtracting the policy value from the death benefit, and multiplying the result (the "net amount at risk") by the applicable cost of insurance rate as determined by the Company.


                                                                              13

The current cost of insurance charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.



Administrative Fee

The monthly administrative fee as of the date of issue is $6.00 per month in all Insured Employee Coverage Durations. The Company may change this fee after the first Insured Employee Coverage Duration based on its expectations of future expenses, but is guaranteed not to exceed $10.00 per month. There is an additional charge per $1,000 of specified amount or increase in specified amount that varies with the insured's age. This charge will never exceed $4.00 per $1,000 of specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.



Policy Loan Interest

If you borrow against your policy, interest will accrue on the loan balance. The interest rate will be the greater of 3.5%, or Moody's Investors Service, Inc. Corporate Bond Yield Average-Monthly Average Corporates for the calendar month which ends two months prior to the policy anniversary.

We will notify you of the current policy loan interest rate for this policy at the time a policy loan is taken. If the policy has a loan balance, we will notify you of any change in the interest rate before the new rate becomes effective.



Rider Charges

Term Insurance Rider. There are monthly cost of insurance charges for this rider, based on the policy duration, and the age and underwriting category of the Insured Employee.



Case Exceptions

We reserve the right to reduce premium loads or any other charges on certain multiple life sales ("cases") where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including:

o the number of lives to be insured,

o the total premiums expected to be paid,

o total assets under management with the Company,

o the nature of the relationship among the insured individuals,

o the purpose for which the policies are being purchased,

o expected persistency of the individual policies, and

o any other circumstances which we believe to be relevant to the expected reduction of our expenses.

Some of these reductions may be guaranteed but we may withdraw or modify others on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any owners.


14

YOUR INSURANCE POLICY
Your policy is a life insurance contract that provides for a death benefit payable on the death of the Insured Employee. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

o change the investment objective of the Separate Account;

o operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;

o deregister the Separate Account; or

o combine the Separate Account with another separate account.

We will notify you of any change that is made.

The policy includes policy specifications pages, with supporting schedules. These pages and schedules provide important information about your policy such as: the identity of the Insured Employee and owner; date of issue; the initial specified amount; the death benefit option selected; issue age; named beneficiary; initial premium payment; surrender charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The Insured Employee will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The date of issue is the date on which we begin life insurance coverage. This is the date from which policy years, policy anniversary and age are determined.


Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow electronic transactions when you provide us authorization to do so. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.



                                                                              15

Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed Insured Employee and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed Insured Employee. Based on our review of medical information about the proposed Insured Employee, if required, we may decline to provide insurance, or we may place the proposed Insured Employee in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the age and underwriting category of the Insured Employee.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the Insured Employee is at least age 18 and at most age 85. Age will be determined by the nearest birthday of the Insured Employee.



Owner

The owner on the date of issue is designated in the policy specifications. You, as owner, will make the following choices:

1) initial death benefit amount and death benefit option;

2) either of two life insurance qualification methods;

3) the amount and frequency of premium payments; and

4) the amount of net premium payment to be placed in the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the Insured Employee is living and before the maturity date. These rights generally include the power to select the beneficiary, request policy loans, make partial surrenders, surrender the policy entirely, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of owner and beneficiary forms to be effective as of the date you sign them.



Right-to-Examine Period

You may return your policy to us for cancellation within 45 days of the date the application is signed or 10 days after you receive the policy (60 days for policies issued in replacement of other insurance). This is called the right-to-examine period. If the policy is returned for cancellation within the right-to-examine period, we will refund to you all premium payments. If a premium payment was made by check, there may be a delay until the check clears.


Any net premium payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated in your application. If the policy is returned for cancellation within the right-to-examine period, we will return the full amount of any premium payments made.



Initial Specified Amount

You will select the initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The initial specified amount is shown on the policy specifications page.


16

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.

After the first 18 months from the date of issue the Company reserves the right to charge $25 for each transfer after the twenty-fourth transfer request per Insured Employee Coverage duration. A request may involve more than a single transfer.

We reserve the right to restrict transfers of a portion of the Fixed Account value to one or more Sub-Accounts to a period within 45 days following the policy anniversary. The transfer will be effective as of the next valuation period after your request is received by our Administrative Office. The amount of such transfer cannot exceed the greater of 20% of the greatest amount held in the Fixed Account value during the prior 5 years or $1,000.

Requests for transfers must be made in writing, or electronically, if you have previously authorized electronic transfers in writing.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 p.m. Eastern time on a business day will normally be effective that day.



Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders. We discourage frequent transfers, and we accommodate frequent transfers only if we lack a contractual basis to refuse those transfer requests.

We discourage frequent trading by assessing transfer charges and enforcing limitations on transfers to the extent allowed by the policies as described in the Transfers section and Transaction Fee Table of the prospectus. We apply these limitations uniformly to all policy owners. If, however, we are unable to prevent market timing, certain policy owners may engage in market timing activity which is harmful to other policy owners. That harm may include the dilution of the value of fund shares and increased expenses which negatively impact investment returns as described above.

The funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. Policy owners and other persons with interests under the policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the funds.

In our sole discretion, we may impose revised Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We will apply these revised Market Timing Procedures uniformly to all policy owners. In addition, we may impose other procedures or restrictions as required by law or court order, or to comply with state or federal regulatory requirements. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.


                                                                              17

Automatic Rebalancing

You may elect to participate in automatic rebalancing. There is currently no charge for this program.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to each Sub-Account. The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application supplement, until changed by the owner. If automatic rebalancing is elected, all net premium payments allocated to the Sub-Accounts will be subject to automatic rebalancing.

You may select automatic rebalancing on a quarterly, semi-annual or annual basis. Automatic rebalancing may be elected, terminated or the allocation may be changed at any time, by contacting our Administrative Office.



Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict the terms of your policy, or of other riders in force. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.

Change of Insured Rider. With this rider, you may name a new Insured Employee in place of the current Insured Employee. Underwriting and policy value requirements must be met. There is no separate charge for this rider. Policy charges applicable to the new Insured Employee may differ from charges applicable to the current Insured Employee. Exercising the Change of Insured Rider is a fully taxable event.

Term Insurance Rider. The policy can be issued with a Term Insurance Rider as a portion of the total death benefit. The rider provides term life insurance on the life of the Insured Employee, which is annually renewable to attained age
100. This rider will continue in effect unless canceled by the owner. The amount of coverage provided under the rider's benefit amount varies from month to month.

The benefit amount is the target face amount minus the basic policy specified amount. Refer to your policy specifications for the benefit amount.

The cost of the rider is added to the monthly deductions, and is based on the Insured Employee's premium class, issue age and the number of Insured Employee Coverage Durations elapsed. We may adjust the monthly rider rate from time to time, but the rate will never exceed the guaranteed cost of insurance rates for the rider for that policy year.

The rider's death benefit is included in the total death benefit paid under the policy.

Load Amortization Rider. This policy can be issued with a Load Amortization Rider. This rider eliminates the premium load deducted from premium payments, making the full premium payment available for allocation to the Sub-Accounts and Fixed Account. The load is replaced with a monthly asset-based charge for 20 years from date of issue. The charge is based on the total account value.

This rider must be elected at application. It may not be elected if you have elected the Enhanced Surrender Value Rider or the Adjustable Benefit Enhancement Rider.

Current charges, on an annualized basis, based on total account value:



  Insured Employee
 Coverage Duration        Annualized Rate
-------------------      ----------------
        1-20                  0.95%
        21+                   0.00%

In no event will the charge exceed 2.0%.

18

The rider will terminate on the rider termination date shown on the rider specifications page, or on the date we receive your written request to terminate the rider. Upon termination of the rider the policy will revert back to the premium-based deduction (premium load).

Enhanced Surrender Value Rider. The policy can be issued with an Enhanced Surrender Value Rider. This rider is generally elected at application and will be offered with all policies described in this prospectus. Availability of the rider is subject to underwriting requirements for total premiums expected to be paid, and other underwriting criteria. It may not be elected if you have elected the Adjustable Benefit Enhancement Rider or the Load Amortization Rider. It may be added after the date of issue of the policy only with Lincoln's consent. There is no cost for this rider.

This rider provides two additional benefits:

(a) surrender value benefit: an extra benefit in the event of a full surrender of the policy, and

(b) expense reduction benefit: a reduction in expense charges and fees in the policy.

A. Surrender value benefit:

Under this rider, the full surrender value of the policy will equal:

(a) the policy value on the date of surrender; less

(b) the loan balance plus any accrued interest; plus

(c) the surrender value benefit.

The surrender value enhancement benefit is an amount equal to the lesser of (a) or (b), where:

(a) is the target enhancement amount; and

(b) is the maximum enhancement amount.

Target enhancement amount. On any monthly deduction day, the target enhancement amount is equal to the target surrender value less the total account value of the policy. For purposes of this rider, if the target enhancement amount is negative, it will be considered to be zero.

Target surrender value. On each monthly deduction day, the target surrender value will be calculated as (1), plus (2), plus (3), minus (4), where:

(1) is the target surrender value on the immediately preceding monthly deduction day.

(2) is all premiums received since the immediately preceding monthly deduction day.

(3) is monthly equivalent interest on items (1) and (2) calculated using the annual target yield rate shown on target yield rate table.

(4) is the amount of any partial surrenders since the immediately preceding monthly deduction day.

On the date of issue, the target surrender value will be the initial premium received. On any day other than the date of issue or a monthly deduction day, the target surrender value will be the target surrender value as of the preceding monthly deduction day, plus all premiums received and less any partial surrenders taken since the preceding monthly deduction day.

Target yield. The target yield is not guaranteed and may be changed at any time if future expectations in investment earnings, persistency and/or expenses (including taxes) differ from assumptions made in pricing this life insurance product. The current annual target yield rates are:


                                                                              19


  Insured Employee          Target           Insured Employee          Target
 Coverage Duration        Yield Rate        Coverage Duration        Yield Rate
-------------------      ------------      -------------------      -----------
         1                  7.0%                   7                   4.0%
         2                  7.0%                   8                   3.0%
         3                  7.0%                   9                   2.0%
         4                  6.0%                   10                  1.0%
         5                  5.5%                  11+                  0.0%
         6                  5.0%

The target yield rate will not exceed 15% in any Insured Employee Coverage Duration.

Maximum enhancement amount. The maximum enhancement amount is equal to the cumulative surrender value premium times the maximum enhancement rate for any Insured Employee Coverage Duration times the term blend adjustment factor.

Cumulative surrender value premium. The cumulative surrender value premium for any Insured Employee Coverage Duration is the lesser of (a) or (b), where:

(a) Is the sum of the premiums paid during the Insured Employee Coverage Duration; less the sum of any partial surrenders during the Insured Employee Coverage Duration; and

(b) Is the target premium for the Insured Employee Coverage Duration; times the ratio of the target face amount to the basic policy specified amount if a term insurance rider is attached to this policy.

During the first Insured Employee Coverage Duration, the cumulative surrender value premium for all prior Insured Employee Coverage Durations is zero.

Maximum enhancement rate. The maximum enhancement rate is not guaranteed and may be changed at any time if future expectations in investment earnings, persistency and/or expenses (including taxes) differ from assumptions made in pricing this life insurance product. The current annual maximum enhancement rates are:



  Insured Employee             Maximum             Insured Employee            Maximum
 Coverage Duration        Enhancement Rate        Coverage Duration        Enhancement Rate
-------------------      ------------------      -------------------      -----------------
         1                     16.0%                     7                      5.0%
         2                     15.0%                     8                      3.0%
         3                     15.0%                     9                      2.0%
         4                     12.0%                     10                     1.0%
         5                     9.0%                     11+                     0.0%
         6                     7.0%

The maximum enhancement rate will not exceed 25% in any Insured Employee Coverage Duration.

Term blend adjustment factor. The term blend adjustment factor is equal to 1.0 unless a term insurance rider is attached to the policy. If a term insurance rider is attached to this policy, the term blend adjustment factor will equal the minimum adjustment factor plus one minus the minimum adjustment factor times the ratio of the basic policy specified amount to the target face amount shown in the policy specifications. The current value of the minimum adjustment factor is shown in the policy specifications.

B. Expense reduction benefit.

20

In Insured Employee Coverage Durations six through ten, this rider will provide a reduction to the expense charges deducted under the policy. This amount is equal to the following:



  Insured Employee
 Coverage Duration       Expense Reduction Amount
-------------------      --------------------------------------------------------
        6-10             The lesser of (a) or (b) where:

                         (a) is the expense reduction rate times the accumulated premiums paid for Insured Employee Coverage
                         Durations one through five; and

                         (b) is the expense charges due under the policy.

There is no expense reduction in Insured Employee Coverage Durations 1 through 5 or in Insured Employee Coverage Duration 11 and beyond.

Expense reduction rate. The expense reduction rate is not guaranteed and may be changed at any time if future expectations in investment earnings, persistency and/or expenses (including taxes) differ from assumptions made in pricing this life insurance product. The current expense reduction rates are:



  Insured Employee        Monthly Expense         Insured Employee        Monthly Expense
 Coverage Duration         Reduction Rate        Coverage Duration        Reduction Rate
-------------------      -----------------      -------------------      ----------------
         1                     0.0%                     7                    0.00833%
         2                     0.0%                     8                    0.00833%
         3                     0.0%                     9                    0.00833%
         4                     0.0%                     10                   0.00833%
         5                     0.0%                    11+                     0.0%
         6                   0.00833%

The expense reduction rate will not exceed an annual rate of 5% in any Insured Employee Coverage Duration.

If this rider is elected, in lieu of the monthly deduction as described in the policy, the monthly deduction for a policy month beginning in Insured Employee Coverage Duration 6 will be calculated as (1) plus (2) less the expense reduction amount, where:

(1) is the cost of insurance for the base policy and the cost of any supplemental riders or optional benefits, and

(2) is the monthly administrative fee for the base policy.

This rider will terminate without value in the event that this policy is exchanged for another under (section)1035 of the Internal Revenue Code.

This rider otherwise terminates on the earliest of:

(1) the death of the Insured Employee; or

(2) the maturity date of this policy; or

(3) the date this policy ends; or

(4) the next monthly deduction day after we receive your written request to terminate this rider.

Adjustable Benefit Enhancement Rider. The policy can be issued with an Adjustable Benefit Enhancement Rider. This Rider provides additional surrender value on a temporary basis for a minimum of seven years after the policy is issued. The policy owner chooses the level of surrender value enhancement to be provided, up to a maximum amount determined by the company. See the sections headed Requested Adjustable Benefit Enhancement Amount and Maximum Adjustable Benefit Enhancement Amount for more information.


                                                                              21

The greater the amount of additional surrender value provided by this rider each year, the shorter the duration of the benefit. The amount of additional surrender value provided by this rider decreases each year and eventually equals zero. See section headed Adjustable Benefit Enhancement Balance for more information.

The maximum enhanced surrender value provided by this rider is based on the policy's face amount, but the benefit is not increased or decreased by any term insurance that may be added to the policy. See section headed Term Blend Adjustment Factor for more information.

This rider must be elected at application, may not be available on all policies, and is subject to underwriting criteria. It may not be elected if you have elected the Enhanced Surrender Value Rider or the Load Amortization Rider .. There is no additional charge for this rider.

Under this rider, the full surrender value of the policy will equal:

1) the policy value on the date of surrender; less

2) the sum of the loan balance plus any accrued interest not yet charged; plus

3) the adjustable benefit enhancement amount, if any.

Adjustable Benefit Enhancement Amount. On each policy anniversary, this amount will equal the lesser of a. or b., where:

a) is the requested adjustable benefit enhancement amount; and

b) is the maximum adjustable benefit enhancement amount.

This amount will remain level throughout the Insured Employee Coverage Duration, unless a partial surrender has been made since the preceding policy anniversary. If a partial surrender is made, the adjustable benefit enhancement amount will be recalculated to reflect changes to the maximum adjustable benefit enhancement amount.

Requested Adjustable Benefit Enhancement Amount. At policy issue, the owner selects a percentage of the available adjustable benefit enhancement balance. The selected percentage determines the adjustable benefit enhancement amount. The requested adjustable benefit enhancement amount will equal:

1) the percentage of the available adjustable benefit enhancement balance selected by the owner; multiplied by

2) the available adjustable benefit enhancement balance.

Maximum Adjustable Benefit Enhancement Amount. This is the maximum amount available upon full surrender of the policy during the Insured Employee Coverage Duration. The amount will equal:

1) the maximum adjustable benefit enhancement rate as determined by the company; multiplied by

2) the adjustable benefit enhancement balance, less the amount of partial surrenders since the preceding policy anniversary, if any; multiplied by

3) the term blend adjustment factor.

Maximum Adjustable Benefit Enhancement Rate. This rate may be changed at any time while this rider is in effect if future expectations in investment earnings, persistency and/or expenses (including taxes) differ from assumptions made in pricing, but is guaranteed to be at least 2% in any Insured Employee Coverage Duration.

The current maximum adjustable benefit enhancement rates and guaranteed minimum adjustable benefit enhancement rates are:

22


 Insured Employee Coverage Duration        Current Rate        Guaranteed Rate
------------------------------------      --------------      ----------------
                  1                           11.0%                 2.0%
                  2                           19.6%                 2.0%
                  3                           27.7%                 2.0%
                  4                           35.4%                 2.0%
                  5                           53.2%                 2.0%
                  6                           66.1%                 2.0%
                 7+                          100.0%                 2.0%

Adjustable Benefit Enhancement Balance. This is the basis for the total amount of the adjustable benefit enhancement amount available upon full surrender of the policy. On each monthly deduction day, the balance will be calculated as:

1) the adjustable benefit enhancement balance on the preceding monthly deduction day; minus

2) the adjustable benefit enhancement deduction amount; minus

3) the amount of any partial surrenders since the preceding monthly deduction day, if any; plus

4) the equivalent interest on items 1, 2 and 3, calculated at an annual interest rate of 3.0%.

The duration of the benefit depends on the requested adjustable benefit enhancement amount chosen by the owner. A requested adjustable benefit enhancement amount less than the maximum will extend the duration of the benefit. Unless terminated under this rider's provisions, the benefit will last for a minimum of seven years. This rider provides no benefits after the adjustable benefit enhancement deductions reduce the adjustable benefit enhancement amount to zero.

On the date of issue of the rider, the adjustable benefit enhancement balance will be the lesser of a) or b), where:

a) is the sum of premiums paid on the date of issue of the policy; and

b) is the target premium for the Insured Employee Coverage Duration, as shown in the policy specifications. If a term insurance rider is attached to your policy, the target premium will be multiplied by the ratio of the target face amount to the basic policy specified amount for use here; this information is also shown in the policy specifications.

The initial adjustable benefit enhancement balance will not be increased or decreased by any term insurance that may be added through another rider.

Adjustable Benefit Enhancement Deduction Amount. This is the amount of adjustable benefit enhancement that was available in the previous Insured Employee Coverage Duration. The adjustable benefit enhancement balance will be permanently decreased by this amount each Insured Employee Coverage Duration. For the monthly deduction day coinciding with the policy anniversary, this deduction amount is equal to the lesser of a. or b., where:

a) is the requested adjustable benefit enhancement amount; and

b) is the maximum adjustable benefit enhancement amount.

For other monthly deduction days, the deduction amount will be zero.

Term Blend Adjustment Factor. This factor is equal to 1.0 unless a term insurance rider is attached to your policy. If a term insurance rider is attached to your policy, the term blend adjustment factor will equal (1) plus
(2) multiplied by (3)] where :

1) is the minimum adjustment factor, as shown in the policy specifications;

2) is one minus the minimum adjustment factor; and

3) is the ratio of the basic policy specified amount to the target face amount.

                                                                              23

If term insurance is added to the policy, the term blend adjustment factor will reduce the maximum adjustable benefit enhancement amount, and limit the amount of benefit available under this rider, as though no term insurance is in force. If no term insurance is added to the policy, the term blend adjustment factor will have no effect on the maximum adjustable benefit enhancement amount. Therefore, the benefit provided by this rider is not increased or decreased by any term insurance that may be added to the policy.

This rider will terminate without value on the date of any change in, or assignment of, ownership rights to the policy for the purpose of effecting an exchange for another policy under Section 1035 of the Internal Revenue Code. In the event of a Section 1035 exchange, the adjustable benefit enhancement amount will not be payable.

The rider otherwise terminates on the earliest of:

1) the death of the insured, or

2) the maturity date of the policy, as shown in the policy specifications; or

3) the date this policy is terminated, as provided under the grace period provision of the policy; or

4) the next monthly deduction day after we receive your written request to terminate this rider.



Continuation of Coverage

Coverage of this policy will continue to the maturity date if your surrender value is sufficient to cover each monthly deduction. The maturity date for this policy is the policy anniversary nearest the Insured Employee's 100th birthday. As of the maturity date, the death benefit will be equal to the surrender value.



Paid-Up Nonforfeiture Option

You may elect, any time prior to the maturity date, to continue this policy as paid-up life insurance. The effective date of the paid-up insurance will be the monthly deduction day following the receipt of your written request at our Administrative Office. As of the effective date:

o the specified amount will be the amount which the surrender value will purchase as a net single premium at the Insured Employee's then attained age, using the guaranteed interest and mortality basis of the original policy (this may not exceed the death benefit),

o no further premium payments, monthly deductions, interest credits or changes in coverage may be made,

o we will transfer the Separate Account value to the Fixed Account value, and

o all extra benefit riders will terminate.



Coverage Beyond Maturity

At any time prior to the maturity date of this policy, you may, by written request, elect to continue coverage beyond the maturity date. Any extra benefit riders will be terminated on the maturity date.

If elected, the following will apply:

o we will transfer the value of the Separate Account to the Fixed Account,

o we will credit interest on the policy value,

o where permitted by law we will continue to charge you monthly deductions, except we will not charge you any cost of insurance,

o loan interest on any loans outstanding on the maturity date will continue to accrue,

24

o the death benefit will be equal to the policy value and the death benefit proceeds will be the policy value less any indebtedness.

This provision is not available if you select the Paid-Up Non-Forfeiture Option. Also, the Paid-Up Non-Forfeiture Option will not be available when the coverage beyond maturity provision takes effect.

At this time, uncertainties exist about the tax treatment of the policy if it should continue beyond the maturity date. Therefore, you should consult your tax adviser before the policy becomes eligible for coverage beyond maturity.



Termination of Coverage

All policy coverage terminates on the earliest of:

1) surrender of the policy;

2) death of the Insured Employee;

3) failure to pay the necessary amount of premium to keep your policy in force;
or

4) the maturity date, unless coverage beyond maturity is elected.



State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.


PREMIUMS
You may select and vary the frequency and the amount of premium payments and the allocation of net premium payments. After the initial premium payment is made there is no minimum premium required. Premiums may be paid anytime before the Insured Employee reaches age 100.

The initial premium must be paid for policy coverage to be effective. This payment must be equal to or exceed the amount necessary to provide for two monthly deductions.



Allocation of Net Premium Payments

Your net premium payment is the portion of a premium payment remaining, after deduction of the premium load. The net premium payment is available for allocation to the Sub-Accounts or the Fixed Account. If you have elected the Load Amortization Rider the full premium payment paid is available for allocation to the Sub-Accounts and the Fixed Account.

You first designate the allocation of net premium payments among the Sub-Accounts and Fixed Account on the application. Subsequent net premium payments will be allocated on the same basis unless we are instructed otherwise, in writing or electronically. You may change the allocation of net premium payments among the Sub-Accounts and Fixed Account at any time. The percentages of net premium payments allocated to the Sub-Accounts and Fixed Account must total 100%. We credit net premium payments to your policy as of the end of the valuation period in which it is received at our Administrative Office. The end of the valuation period is 4:00 p.m. Eastern Time, unless the New York Stock Exchange closes earlier.

The valuation period is the time between valuation days. A valuation day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every valuation day.


                                                                              25

Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium payments may be billed annually, semi-annually, quarterly, or monthly.

In addition to any planned premium, you may make additional premium payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

You may increase planned premiums, or pay additional premiums, subject to certain limitations. We reserve the right to limit the amount or frequency of additional premium payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the death benefit and the accumulation value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total premium payments to exceed the limit for life insurance under federal tax laws. The excess amount of premium will be returned to you.



Life Insurance Qualification

A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under Section 7702 of the Code. At the time of purchase, you may choose either the guideline premium test or the cash value accumulation test.

The guideline premium test limits the amount of premiums that may be paid into the policy in relation to the death benefit and requires a minimum amount of death benefit in relation to policy value. The death benefit that results from the guideline premium test is usually less than the amount of death benefit that results from the cash value accumulation test.

The cash value accumulation test does not limit the amount of premiums that may be paid into the policy, as long as there is enough death benefit in relation to policy value at all times. The minimum death benefit that is required in relation to policy value depends on the Insured Employee's age, gender, and risk classification.

Both tests require increases in death benefit as policy value increases. Increases in the minimum death benefit required under the cash value accumulation test are usually greater than those required under the guideline premium test. Increases in the death benefit required by either test will increase the cost of insurance under the policy, which can reduce policy value. Refer to your policy specifications page for the limits applicable to your policy.

Discuss this choice with your financial representative and tax adviser before purchasing the policy. Once your policy is issued, the qualification method cannot be changed.



Policy Values

Policy value in a variable life insurance policy is also called the total account value.

The total account value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Collateral Account value. At any point in time, the total account value reflects:

1) net premium payments made;

2) the amount of any partial surrenders;

3) any increases or decreases as a result of market performance of the Sub-Accounts;

4) interest credited to the Fixed Account or the Loan Collateral Account; and

26

5) all charges and fees deducted.

The Separate Account value, if any, is the portion of the total account value attributable to the Separate Account. This value is equal to the sum of the current values of all the Sub-Accounts in which you have invested.

A unit of measure used in the calculation of the value of each Sub-Account is the variable accumulation unit. It may increase or decrease from one valuation period to the next. The variable accumulation unit value for a Sub-Account for a valuation period is determined as follows:

1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund made during the valuation period; minus

2) the liabilities of the Sub-Account at the end of the valuation period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3) the result of (1) minus (2) is divided by the number of variable accumulation units for that Sub-Account outstanding at the beginning of the valuation period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any valuation period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.

The Fixed Account value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or partial surrenders. We guarantee the Fixed Account valueat an annual rate of 3%.

The Loan Collateral Account value, if any, reflects amounts held as collateral on any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company's General Account. Amounts transferred to the Loan Collateral Account do not participate in the performance of the Sub-Accounts or the Fixed Account. We do not guarantee the Loan Collateral Account value. The Loan Collateral Account value will earn interest at an annual rate of 3%.

We will notify you of the current policy loan interest rate for this policy at the time a policy loan is taken. If the policy has a Loan Collateral Account value, we will notify you of any change in the interest rate before the new rate becomes effective.

The interest earned by the Loan Collateral Account value will be added to the Fixed Account value and the Separate Account value in the same proportion in which the loan amount was originally deducted from these values.

The "net" total account value is the total account value less the loan balance. It represents the net value of your policy and is the basis for calculating the surrender value.

We will tell you at least annually the total account value, the number of accumulation units credited to your policy, current accumulation unit values, Sub-Account values, the Fixed Account value and the Loan Collateral Account value. We strongly suggest that you review your statements to determine whether additional premium payments may be necessary to avoid lapse of your policy.


DEATH BENEFITS
The death benefit proceeds is the amount payable to the beneficiary upon the death of the Insured Employee, based upon the death benefit option in effect. Loans, loan interest, and overdue charges, if any, are deducted from the death benefit proceeds prior to payment.


                                                                              27

Death Benefit Options

Three different death benefit options are available. Regardless of which death benefit option you choose, the death benefit proceeds payable will be the greater of:

1) the amount determined by the death benefit option in effect on the date of the death of the Insured Employee, or

2) a percentage of the total account value equal to that required by the Internal Revenue Code to maintain the policy as a life insurance policy. This is also called the minimum required death benefit, and will vary depending on the life insurance qualification method you have chosen for your policy.

Death benefit proceeds under either calculation will be reduced by any loan balance plus any accrued interest, and any overdue deductions.

The following table provides more information about the death benefit options.



 Option                        Death Benefit Proceeds Equal to the                                  Variability
    1         Specified amount, which includes the total account value as of the         Generally provides a level death
              date of the Insured Employee's death.                                      benefit
    2         Sum of the specified amount plus the total account value as of the         May increase or decrease over
              date of the Insured Employee's death.                                      time, depending on the amount
                                                                                         of premium paid and the
                                                                                         investment performance of the
                                                                                         underlying Sub-Accounts or the
                                                                                         Fixed Account.
    3         Specified amount plus the accumulated premiums (all premiums               Will generally increase,
              paid from the date of issue accumulated at the premium                     depending on the amount of
              accumulation rate chosen by you before policy issue and shown in           premium paid.
              the policy specifications pages), less withdrawals as of the date of the Insured Employee's death.

If your policy includes a Term Insurance Rider, the target face amount replaces the specified amount in each of the death benefit options.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply until changed by the owner.



Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

You must submit all requests for changes among death benefit options and changes in the specified amount in writing to our Administrative Office. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.



 Option change                                                   Impact
     1 to 2          The new specified amount will equal the specified amount prior to the change minus the total account value at the time of the change.
     2 to 1          The new specified amount will equal the specified amount prior to the change plus the total account value at the time of the change.

28


 Option change                                                  Impact
     1 to 3          Changes from Option 1 to Option 3 are not allowed.
     3 to 1          The new specified amount will equal the specified amount prior to the change plus the accumulated premiums, less withdrawals (all premiums paid from the date of issue accumulated at the premium accumulation rate chosen by you before policy issue and shown in the policy specifications pages), at the time of the change.
     2 to 3          Changes from Option 2 to Option 3 are not allowed.
     3 to 2          Changes from Option 3 to Option 2 are not allowed.

Any reductions in specified amount will be made against the initial specified amount and any later increase in the specified amount on a last in, first out basis. Changes in specified amount do not affect the premium load as a percentage of premium.

We may decline any request for change of the death benefit option or reduction of the specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law.

Any change is effective on the first monthly deduction day on, or after, the date of approval of the request by Lincoln Life. If the monthly deduction amount would increase as a result of the change, the change will be effective on the first monthly deduction day on which the total account value is equal to, or greater than, the monthly deduction amount.



Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the Insured Employee. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the Insured Employee, the death benefit proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the death benefit proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.


POLICY SURRENDERS
You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The surrender value of your policy is the amount you can receive by surrendering the policy. This equals the total account value minus the loan balance including any accrued interest, plus any credit from the Surrender Benefit Enhancement Rider, the Enhanced Surrender Value Rider or the Adjustable Benefit Enhancement Rider, if applicable. All or part of the surrender value may be applied to one or more of the settlement options.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account that have values allocated to them. Any surrender from a Sub-Account will result in the cancellation of variable accumulation units. The cancellation of such units will be based on the variable accumulation unit value determined at the close of the valuation period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.


                                                                              29

Partial Surrender

You may make a partial surrender, withdrawing a portion of your policy values, anytime after the first Insured Employee Coverage Duration, while the policy is in force. You must request a partial surrender in writing. The total of all partial surrenders may not exceed 90% of the surrender value of your policy. We may limit partial surrenders to the extent necessary to meet the federal tax law requirements. Each partial surrender must be at least $500. Partial surrenders are subject to other limitations as described below.

Partial surrenders may reduce the total account value, the death benefit, and the specified amount. The amount of the partial surrender fee will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of partial surrenders on the death benefit proceeds depends on the death benefit option in effect at the time of the partial surrender.



   Death Benefit
 Option in Effect                                         Impact of Partial Surrender
         1              Will reduce the total account value, death benefit and the specified amount.
         2              Will reduce the total account value and the death benefit, but not the specified amount.
         3              Will reduce the total account value, accumulated premiums (all premiums paid from the date of issue accumulated at the premium accumulation rate, less any prior withdrawals), death benefit and may reduce the specified amount.

Partial surrender proceeds will generally be paid within seven days of our receipt of your request.


POLICY LOANS
You may borrow against the surrender value of your policy. We reserve the right to limit the amount of your loan so that total policy indebtedness will not exceed 90% of an amount equal to the total account value minus the loan balance. A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy's death benefit and total account value.

The amount of your loan will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The loan balance is the account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the loan balance do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the policy's death benefit and accumulation value whether or not they are repaid.

The amount of your loan, plus any due but unpaid interest, is added to your outstanding policy loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional policy loan, and added to the loan balance.

Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The loan balance will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net premium payments are currently allocated.

If at any time the total indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current total account value, the policy will terminate subject to the conditions in the grace period provision. If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

The annual loan interest rate we charge during any Insured Employee Coverage
 Duration will be:

o the monthly average (Moody's Investors Service, Inc. Composite Yield on Corporate Bonds) for the calendar month which ends two months before the month in which the policy anniversary occurs, or, if greater,

o 3.5%

30

This rate may increase only when it would be at least 0.5% higher than the prior policy year Insured Employee Coverage Duration's rate and decrease only when it would be at least 0.5% lower than the prior policy year Insured Employee Coverage Duration's rate. We will not change the loan interest rate we charge if the new rate would be less than 0.5% higher or lower than the rate we charged for the prior Insured Employee Coverage Duration.

When you take a loan, we will tell you the current policy loan interest rate. We will tell you in advance of any interest rate change. You must pay interest on the anniversary of the loan, or earlier upon surrender, payment of proceeds, or maturity of a policy. Any unpaid interest is added to the loan and will be taken proportionally from the amount in each funding option.

The Loan Collateral Account value will earn interest at a lower rate than the policy loan interest rate. The difference between the rates will never exceed 0.50%.


POLICY LAPSE
If at any time the total account value less the loan balance is insufficient to pay the monthly deduction, all policy coverage will terminate. This is referred to as policy lapse.

The total account value less the loan balance may be insufficient:

1) because it has been exhausted by earlier deductions;

2) as a result of poor investment performance;

3) due to partial surrenders;

4) due to indebtedness for policy loans; or

5) because of a combination of any of these factors.

If we have not received your premium payment (or payment of indebtedness on policy loans) necessary so that the total account value less the loan balance of your policy is sufficient to pay the monthly deduction amount on a monthly deduction day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the grace period, then the policy will terminate. The grace period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the monthly deduction day on which the monthly deduction could not be paid. If the Insured Employee dies during the grace period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.



Reinstatement of a Lapsed Policy

There is no reinstatement provision for this policy.


TAX ISSUES
The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.


                                                                              31

Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code ("Code") establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under one of two tests recognized by the Code. The guideline premium test, which limits premiums paid, provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The cash value accumulation test, which does not limit premiums paid, requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured's age, gender, and risk classification. Once your policy is issued, the qualification test cannot be changed. As a result, the death benefit payable will generally be excludable from the beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includable in the beneficiary's income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for federal income tax purposes.


32

Policies Which Are MECs

Characterization of a Policy as a MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.



Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy
Years. Section 7702 places limitations on the amount of premium payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.


Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Collateral Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.


                                                                              33

Other Considerations

Insured Lives Past Age 100. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 100, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

Compliance with the Tax Law. We believe that the maximum amount of premium payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a policy year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the federal tax definition of life insurance.

Disallowance of Interest Deductions. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the accumulation value or the net accumulation value. You, as the owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.



Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.


34

RESTRICTIONS ON FINANCIAL TRANSACTIONS
In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a policy owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator.


LEGAL PROCEEDINGS
Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of Lincoln Life, the Separate Account or the Principal Underwriter.


FINANCIAL STATEMENTS
The December 31, 2004 financial statements of the Separate Account and financial statements of the Company are located in the SAI.


                                                                              35

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).


                              Contents of the SAI




GENERAL INFORMATION
   Lincoln Life
   Registration Statement
   Changes of Investment Policy
   Principal Underwriter
   Disaster Plan
   Advertising
SERVICES
   Independent Registered Public Accounting
      Firm
   Accounting Services
   Transfer Agent
   Administrative Services


POLICY INFORMATION
   Assignment
   Change of Ownership
   Beneficiary
   Change of Plan
   Settlement Options
   Deferral of Payments
   Incontestability
   Misstatement of Age
   Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
   Separate Account
   Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 942-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

LLANY Separate Account S for Flexible Premium Variable Life Insurance 1933 Act Registration No. 333-XXXXXX
1940 Act Registration No. 811-09257

                               End of Prospectus

       Supplement Dated ________, 2005 to Prospectus Dated ________, 2005


      LLANY Separate Account S for Flexible Premium Variable Life Insurance
                                  Product: LCV5

              Issued by Lincoln Life & Annuity Company of New York

If your financial advisor is a member of M Financial Group:

This supplement provides information about four additional funds offered under your policy.

A separate funds prospectus supplement for these four funds has also been prepared, and should be presented to you along with this product prospectus supplement.

Except as amended by this supplement, all information in your product prospectus applies.

                         -------------------------------

The funds and their investment advisers/sub-advisers and objectives are listed below.

     M Fund, Inc., advised by M Financial Investment Advisers, Inc. (MFIA)

     Brandes International Equity Fund: Long-term capital appreciation. (Subadvised by Brandes Investment Partners LLC)

     Business Opportunity Value Fund: Long-term capital appreciation. (Subadvised by Iridian Asset Management LLC)

     Frontier Capital Appreciation Fund: Maximum capital appreciation. (Subadvised by Frontier Capital Management Company LLC)

     Turner Core Growth Fund: Long-term capital appreciation.
     (Subadvised by Turner Investment Partners)

                   STATEMENT OF ADDITIONAL INFORMATION (SAI)


                               Dated ____________
                  Relating to Prospectus Dated __________ for


                      Lincoln Corporate Variable 5 product



LLANY Separate Account S for Flexible Premium Variable Life Insurance,
                                   Registrant



             Lincoln Life & Annuity Company of New York, Depositor



The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:

Lincoln Corporate Specialty Markets
350 Church Street - MSM1
Hartford, CT 06103-1106

or by telephoning (877) 533-0117, and requesting a copy of the Lincoln NY Corporate Variable 5 product prospectus.


                          TABLE OF CONTENTS OF THE SAI




Contents                                              Page
--------------------------------------------       ----------
GENERAL INFORMATION ........................             2
    Lincoln Life ...........................             2
    Registration Statement .................             2
    Changes of Investment Policy ...........             2
    Principal Underwriter ..................             2
    Disaster Plan ..........................             3
    Advertising ............................             3
SERVICES ...................................             3
    Independent Registered Public Accounting
      Firm .................................             3
    Accounting Services ....................             3
    Transfer Agent .........................             3
    Administrative Services ................             3


Contents                                              Page
--------------------------------------------       ----------
POLICY INFORMATION .........................             4
    Assignment .............................             4
    Change of Ownership ....................             4
    Beneficiary ............................             4
    Change of Plan .........................             4
    Settlement Options .....................             4
    Deferral of Payments ...................             5
    Incontestability .......................             5
    Misstatement of Age ....................             5
    Suicide ................................             5
PERFORMANCE DATA ...........................             6
FINANCIAL STATEMENTS .......................             7
    Separate Account .......................           C-1
    Company ................................           S-1

                                                                               1

GENERAL INFORMATION


Lincoln Life
Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our") (EIN 16-1505436) is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company (LNLIC), an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. LNLIC is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.

Lincoln Life is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

A blanket bond with a per event limit of $50 million and an annual policy aggregate limit of $100 million covers all of the officers and employees of the Company.



Registration Statement

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.



Changes of Investment Policy

Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory approvals. Any change must be submitted to the Insurance Department. The Insurance Department would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.


In the event of a material change in the investment strategy of any Sub-Account, you may transfer the amount in that Sub-Account to any other Sub-Account or the Fixed Account, without a transfer charge, even if the 24 free transfers have already been used. You must exercise this option to transfer within 60 days after the effective date of such a change in the investment strategy of the Sub-Account.



Principal Underwriter

Lincoln Financial Advisors Corporation ("LFA"), 1300 S. Clinton Street, Fort Wayne, IN 46802, an affiliate of Lincoln Life, is the principal underwriter for the policies, which are offered continuously. LFA is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a


2

member of the National Association of Securities Dealers ("NASD"). The principal underwriter has overall responsibility for establishing a selling plan for the policies.



Disaster Plan

Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.



Advertising

Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


SERVICES


Independent Registered Public Accounting Firm
The financial statements of the Separate Account and the financial statements of Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.



Accounting Services

We have entered into an agreement with the Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA, 19203, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.



Transfer Agent

Andesa Services, Inc., 3435 Winchester Road, Suite 401, Allentown, Pennsylvania, will act as a Transfer Agent on behalf of Lincoln Life as it relates to the policies described in this prospectus. In the role of a Transfer Agent, Andesa will perform administrative functions, such as decreases, increases, surrenders and partial surrenders, fund allocation changes and transfers on behalf of the Company.



Administrative Services

Lincoln Life & Annuity Company of New York is an affiliate of The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802, which provides administrative services for the policies. The Lincoln National Life Insurance Company receives no compensation from the Separate Account for these services.


                                                                               3

POLICY INFORMATION


Assignment
While the Insured Employee is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and recorded at our Administrative Office. We will not be responsible for any assignment that is not submitted for recording, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after we have recorded any assignment.

Once recorded, the assignment remains effective until released by the assignee in writing. As long as an effective assignment remains outstanding, the owner will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.



Change of Ownership

As long as the insured is living, you may name a new owner by recording a change in ownership in writing at our Administrative Office. The change will be effective the later of the date of execution of the document of transfer or the date we record it. We may require that the policy be submitted to us for endorsement before making a change.



Beneficiary

The beneficiary is initially designated on the application and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

You may change the beneficiary at any time while the Insured Employee is living, and before the maturity date, except when we have recorded an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the owner has not reserved the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will be effective as of the date of signature or, if there is no such date, the date recorded.

If any beneficiary dies before the Insured Employee, the beneficiary's potential interest shall pass to any surviving beneficiaries, unless otherwise specified to the Company. If no named beneficiary survives the Insured Employee, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.



Change of Plan

Within 18 months of the date we issue your policy, you may exchange your policy without any evidence of insurability, for any one of the permanent life insurance policies then being issued by the Company which belong to the same class as this policy. Your request for exchange must be in writing. Unless agreed otherwise, the new policy will have the same initial amount of insurance, date of issue and age of the Insured Employee as the original policy.



Settlement Options

All or part of the proceeds of this policy may be applied, under one or more of the options available. An election shall be made by written request to our Administrative Office. The payee of proceeds may make this election if no prior election has been made.

The payee must designate whether the payments will be:

o on a fixed basis

4

o on a variable basis, or

o a combination of fixed and variable.

If a fixed annuity is chosen, the annuity purchase rate for the option chosen will reflect at least the minimum guaranteed interest rate of 3.0%.

If a variable annuity is chosen, an assumed annual net return rate of 4.0% will be used to determine the amount of the first annuity payment under a variable annuity.

Payments on a variable basis will be made from the proceeds held in Lincoln Life Variable Annuity Separate Account N. We will provide an Account N prospectus upon request. That prospectus will describe the available funds and the charges and fees in Account N, as well as information on transfers and other rights you will have. You should review this prospectus, as well as funds prospectuses for the funds available under Account N, prior to selecting any variable payment option.

Annuity payment options currently available:

1) Life annuity/life annuity with guaranteed period-fixed and/or variable payments.

2) Unit refund life annuity-variable annuity payments.

3) Cash refund life annuity-fixed annuity payments.

4) Joint life annuity/joint life annuity certain with guaranteed period-fixed and/or variable payments.

Refer to your policy for detailed information on each of the annuity payment options.

You will be notified in writing of other options that may be made available to you.



Deferral of Payments

Amounts payable as a result of loans, surrenders or partial surrenders will generally be made within seven days of our receipt of such a request. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment.



Incontestability

The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase.



Misstatement of Age

If the age of the Insured Employee is misstated at the time of application, the amount payable upon death will be adjusted to the benefit amount that would have been purchased with the most recent monthly deduction at the correct age.



Suicide

If the Insured Employee dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Insured Employee dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount.


                                                                               5

PERFORMANCE DATA
Performance data may appear in sales literature or reports to owners or prospective buyers.

Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your policy's expenses.

Data reflects:

o an annual reduction for fund management fees and expenses, but

o no deductions for additional policy expenses (i.e., premium loads, mortality and expense charges, administrative fees and cost of insurance charges), which, if included, would have resulted in lower performance.

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.

The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.

Money Market Sub-Account:

The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.

The Money Market Sub-Account's return is determined by:

a) calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then

b) dividing this figure by the account value at the beginning of the period;
   then

c) annualizing this result by the factor of 365/7.

Other Sub-Accounts:

The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

     P(1 + T)n = ERV


Where:        P = a hypothetical initial purchase payment of $1,000
              T = average annual total return for the period in question
              N = number of years
              ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that:

(1) all recurring fees have been charged to the policy owner's accounts; and

(2) there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.


6

In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an "N/A".


FINANCIAL STATEMENTS
The December 31, 2004 financial statements of the Separate Account and financial statements of the Company follow.

                           PART C -- OTHER INFORMATION

Item 27.

                                    EXHIBITS

(1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account./(1)/
(2)  Commission Schedule for Variable Life Policies./(2)/
(3) Selling Agreement between Lincoln Life & Annuity Company of New York and Lincoln Financial Advisors./(3)/

(4)  (a)  Form of Policy Form LN939 NY
     (b)  Enhanced Surrender Value Rider -- Policy Form LR529 NY/(9)/
     (c)  Term Insurance Rider -- Policy Form LR526NY/(9)/
     (d)  Form of Load Amortization Rider -- Policy Form LR853 NY
     (e)  Change of Insured Employee Benefit Rider -- LR493 NY/(9)/
     (f)  Adjustable Benefit Enhancement Rider/(12)/

(5)  (a)  Application -- Policy Forms B24 NY and B25 NY/(9)/
     (b) Addendum to Application -- Policy Forms B10394 NY, B10395 NY/(4)/ and B10412
(6)  (a)  Articles of Incorporation of Lincoln Life & Annuity Company of
          New York./(5)/
     (b)  Bylaws of Lincoln Life & Annuity Company of New York./(5)/
(7)  Reinsurance Contracts/(7)/
(8) Fund Participation Agreements, and amendments thereto, between Lincoln Life & Annuity Company of New York and:
     (a)  AllianceBernstein Variable Products Series Fund, Inc./(10)/
     (b)  American Century Investments Variable Portfolios, Inc./(10)/
     (c)  American Funds Insurance Series/(10)/
     (d)  Baron Capital Funds Trust/(10)/
     (e)  Delaware VIP Trust/(10)/
     (f)  Fidelity Variable Insurance Products/(10)/
     (g)  Franklin Templeton Variable Insurance Products Trust/(10)/
     (h)  Janus Aspen Series/(10)/
     (i)  Lincoln Variable Insurance Products Trust/(10)/
     (j)  M Fund, Inc. /(10)/
     (k)  MFS Variable Insurance Trust/(10)/
     (l)  Neuberger Berman Advisers Management Trust/(10)/
     (m)  Scudder Investments VIT Funds/(10)/

(9) (a) Services Agreement/(11)/, and amendments thereto/(8)/, between The Lincoln National Life Insurance Company (and affiliates) and Delaware Management Holdings, Inc., Delaware Service Company, Inc.
     (b) Amended and Restated Service Agreement by and between Lincoln Life & Annuity Company of New York and The Lincoln National Life Insurance Company, effective January 1, 2004/(10)/
(10) Not applicable.
(11) Opinion and Consent of Robert O. Sheppard, Esq.
(12) Not Applicable.
(13) Not Applicable.
(14) Consent of Independent Registered Public Accounting Firm
(15) Not applicable.
(16) Not applicable.
(17) Not applicable.

Item 28.

                    DIRECTORS AND OFFICERS OF THE DEPOSITOR

J. Patrick Barrett                      Director
   Chairman and CEO
   Carpat Investments
   4605 Watergap
   Manlius, NY  13104
Robert D. Bond**                        Director
Jon A. Boscia***                        Director
Frederick J. Crawford***                Director
Donna D. DeRosa****                     Director and Assistant Secretary
Christine S. Frederick****              Second Vice President and Chief
                                        Compliance Officer
John H. Gotta****                       President, Assistant Secretary and
                                        Director
Barbara S. Kowalczyk***                 Director and Chairperson of the
                                        Investment Committee
M. Leanne Lachman                       Director
   President
   Lachman Associates L.L.C.
   870 United Nations Plaza, #19-E
   New York, NY  10017
Louis G. Marcoccia                      Director
   Senior Vice President
   Syracuse University
   Skytop Office Building
   Skytop Road
   Syracuse, NY 13244-5300
Gary W. Parker ****                     Second Vice President and Director
Ron J. Ponder                           Director
   Executive Vice President and CIO
   WellPoint Health Networks, Inc.
   120 Monument Circle
   Indianapolis, IN 46204
Jill S. Ruckelshaus                     Director
   1015 Evergreen Point Road
   Post Office Box 76
   Medina, WA 98039
Robert O. Sheppard*                     Second Vice President and General
                                        Counsel
Michael S. Smith**                      Director
Eldon J. Summers**                      Treasurer
Rise C. M. Taylor**                     Second Vice President and Assistant
                                        Treasurer
Peter L. Witkewiz**                     Second Vice President, Chief Financial
                                        Officer and Assistant Treasurer
C. Suzanne Womack***                    Secretary

----------
*    Principal business address is 100 Madison Street, Suite 1860, Syracuse, NY
     13202
**   Principal business address is 1300 South Clinton Street, Fort Wayne, IN
     46801
*** Principal business address is Center Square West Tower, 1500 Market Street, Suite 3900, Philadelphia, PA 19102-2112
**** Principal business address is 350 Church Street, Hartford, CT 06103

Item 29.

               PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                         THE DEPOSITOR OR THE REGISTRANT

     Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System./(6)/

Item 30.

                                 INDEMNIFICATION

(a)  Brief description of indemnification provisions:

     In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

     Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.

                             PRINCIPAL UNDERWRITERS

(a) Lincoln Financial Advisors, Inc. is the Principal Underwriter for Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life & Annuity Variable Annuity Account N; LLANY Separate Account R for Flexible Premium Variable Life Insurance; and Lincoln Life & Annuity Flexible Premium Variable Life Account Y.

(b)  See Item 28.

(c)  N/A

Item 32.

                        LOCATION OF ACCOUNTS AND RECORDS

     Books of Account and corporate records are maintained by Lincoln Life & Annuity Company of New York, 100 Madison Street, Suite 1860, Syracuse, New York 13202. All other accounts, books, and documents, except accounting records, required to be maintained by the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

     Andesa Services, Inc., 3435 Winchester Road, Suite 401, Allentown, Pennsylvania, will act as a Transfer Agent on behalf of Lincoln Life as it relates to the policies described in this Prospectus. In the role of a Transfer Agent, Andesa will perform administrative functions, such as decreases, increases, surrenders and partial surrenders, fund allocation changes and transfers on behalf of the Company.

Item 33.

                               MANAGEMENT SERVICES

     Not Applicable.

Item 34.

                               FEE REPRESENTATION

     Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

----------

/(1)/ Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 811-08651) on February 11, 1998.
/(2)/ Incorporated by reference to Post-Effective Amendment No. 4 on Form S-6 (File No. 333-74325) filed on October 5, 2001.
/(3)/ Incorporated by reference to Post-Effective Amendment No. 1 on Form S-6 (File No. 333-42507) filed on February 26, 1999.
/(4)/ Incorporated by reference to Registration Statement on Form S-6 (File No. 333-74325) filed on March 12, 1999.
/(5)/ Incorporated by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.
/(6)/ Incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-118478) filed on April 5, 2005
/(7)/ Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-84684) filed on April 23, 2003.
/(8)/ Incorporated by reference to Post-Effective Amendment No. 5 on Form N-4 (File No. 333-43373) filed on April 4, 2002.
/(9)/ Incorporated by reference to Registration Statement on Form N-6 (File No. 333-107461) filed July 30, 2003.
/(10)/ Incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-118480 filed on April 7, 2005.
/(11)/ Incorporated by reference to Post-Effective Amendment No. 21 on Form N1-A (File No. 2-80741, 811-3211) filed on April 10, 2000.
/(12)/  Incorporated by reference to Post-Effective Amendment No. 3 on Form
        N-6 (File No. 333-107461) filed on August 23, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, LLANY Separate Account S for Flexible Premium Variable Life Insurance, has duly caused this Initial Registration Statement (File No. 811-09257; CIK: 0001081039) on Form N-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut, on the 14th day of June, 2005.

                                   LLANY Separate Account S for Flexible Premium Variable Life Insurance
                                   (Registrant)


                                   By /s/ Gary W. Parker
                                      ------------------------------------------
                                      Gary W. Parker
                                      Second Vice President and Director
                                      Lincoln Life & Annuity Company of New York


                                   Lincoln Life & Annuity Company of New York
                                   (Depositor)


                                   By /s/ Gary W. Parker
                                      ------------------------------------------
                                      Gary W. Parker
                                      Second Vice President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Initial Registration Statement (File No. 811-09257; CIK: 0001081039) has been signed below on June 14, 2005, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

Signature                         Title
---------                         -----


/s/ John H. Gotta             *   President, Assistant Secretary and Director
-------------------------------   (Principal Executive Officer)
John H. Gotta


/s/ Peter L. Witkewiz         *   Second Vice President, Chief Financial Officer
-------------------------------   and Assistant Treasurer
Peter L. Witkewiz                 (Principal Financial Officer)


/s/ Gary W. Parker            *   Second Vice President and Director
-------------------------------
Gary W. Parker


/s/ Donna D. DeRosa           *   Director and Assistant Secretary
-------------------------------
Donna D. DeRosa


/s/ J. Patrick Barrett        *   Director
-------------------------------
J. Patrick Barrett


/s/ Robert D. Bond            *   Director
-------------------------------
Robert D. Bond


/s/ Jon A. Boscia             *   Director
-------------------------------
Jon A. Boscia


/s/ Frederick J. Crawford     *   Director
-------------------------------
Frederick J. Crawford


/s/ Barbara Steury Kowalczyk  *   Director and Chairperson of the Investment
-------------------------------   Committee
Barbara Steury Kowalczyk


/s/ Marguerite Leanne Lachman *   Director
-------------------------------
Marguerite Leanne Lachman


/s/ Louis G. Marcoccia        *   Director
-------------------------------
Louis G. Marcoccia


/s/ Ron J. Ponder             *   Director
-------------------------------
Ron J. Ponder


/s/ Jill S. Ruckelshaus       *   Director
-------------------------------
Jill S. Ruckelshaus


/s/ Michael S. Smith          *   Director
-------------------------------
Michael S. Smith


*By: /s/ Gary W. Parker
     -------------------------------------------------
     Gary W. Parker, pursuant to a Power of Attorney
     incorporated by reference to Initial Registration
     Statement, Form N-6, File No. 811-08651;
     CIK 0001055225, filed on June 14, 2005